UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on March 11, 2008:

MASISA S.A.
Publicly-Traded Corporation
Registered under Nº825 in the Securities Registry

SIGNIFICANT EVENT

Santiago, March 11, 2008

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulation Nº30 of that Superintendency, and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa” or the “Company”), I hereby inform you of the following significant event:

As previously announced on February 20, 2008, Masisa’s Board of Directors at its meeting on February 20, 2008, decided to delist its American Depositary Shares (“ADSs”) representing common stock without nominal (par) value of the Company (“Common Stock”), and evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange (the “NYSE”). The Company filed a Form 25 with the SEC on March 3, 2008 and anticipates that delisting will occur on or about March 13, 2008, assuming the SEC does not raise an objection.

Masisa’s Board of Directors also decided to terminate the deposit agreement relating to the ADSs (the “Deposit Agreement”) entered into on March 24, 2005 with The Bank of New York as the depositary bank (the “Depositary Bank”). The Company notified the Depositary Bank on February 20, 2008 that it wished to terminate the ADR program. Upon such notification, the Depositary Bank established a termination date of April 28, 2008 for the Deposit Agreement (“Termination Date”) and sent notice of such date to ADR holders on February 27, 2008. Upon termination of the Deposit Agreement, ADR holders will have 60 days, until June 27, 2008, to exchange their ADRs for certificates of Common Stock. If an ADR holder does not exchange its ADRs by June 27, 2008, the Depositary Bank will be authorized to sell the Common Stock underlying such ADRs and provide to such holders the net proceeds from such sales.

On February 20, 2008, Masisa also announced its intention to seek deregistration and termination of its reporting obligations under Sections 12(g) and 15(d) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In connection with that deregistration and termination, the Company anticipates filing a Form 15F with the SEC on or about March 13, 2008. Upon the filing of Form 15F, the Company’s Section 12(g) and 15(d) reporting obligations under the Exchange Act will be suspended immediately. These reporting obligations will be finally terminated after a 90-day waiting period provided that the SEC does not raise objections.

The significant event herein being informed will have no effect over Masisa’s Common Stock or over its other shareholders. Additionally, as a result of the termination of (i) its reporting obligations with the SEC and (ii) its ADR program, Masisa does not foresee any material financial effect over its assets, liabilities and results.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2008

Masisa S.A.

By:	/s/ Enrique Cibié
Enrique Cibié
CEO